SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                            FORM 6-K

                    REPORT OF FOREIGN ISSUER
            PURSUANT TO RULA 13a-16 OR 15d-16 OF THE
                SECURITIES EXCHANGE ACT OF 1934

                         April 4, 2000

                       CREO PRODUCTS INC.
     (Exact name of Registrant as specified in its charter)

                        3700 Gilmore Way
                  Burnaby, B.C. Canada V5G 4M1
            (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F     x          Form 40-F
                  ---                      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes            No     x
           ---            ---

                       FOR IMMEDIATE RELEASE

               Creo and Scitex Close Transaction
          Leader in Worldwide Digital Prepress Created

Vancouver, BC, CANADA (April 4, 2000)   Creo Products Inc. (NASDAQ: CREO; TSE:
CRE) announced today the acquisition of the digital preprint and print-on demand assets of Scitex Corporation Ltd. (NASDAQ: SCIX) in exchange for 13.25 million Creo shares, valued at some US$ 551 million. As previously announced in January 2000, the close of this transaction officially merges the prepress operations of Scitex with Creo's existing graphic arts operations. The resulting operating division, called CreoScitex, will focus exclusively on technologies for the graphic arts industry.

CreoScitex will capitalize on strong synergies in technology, products, services, and distribution to create a leading provider of worldwide digital prepress solutions. As the operating name for the entire graphic arts division of Creo Products Inc., CreoScitex embodies for customers a proven history of technological innovation and signals solid leadership in the digital transformation of the graphic arts industry.

Immediately following the closing, Rimon Ben-Shaoul (Chairman of the Scitex board) and Yoav Z. Chelouche (President and CEO of Scitex) were appointed to the board of Creo Products Inc., joining seven existing Directors. Amos Michelson (CEO of Creo Products Inc.) and Dan Gelbart (Corporate President of Creo Products Inc.) continue in their roles. Mark Dance (Executive Vice-President of Creo Products Inc.) leads the CreoScitex management team as President. Erez Meltzer, formerly of Scitex, has assumed the role of Chief Operating Officer of Creo Products Inc. and President of CreoScitex Corporation Ltd in Israel.

Creo shares will continue to trade under the symbol CREO on NASDAQ and CRE on the Toronto Stock Exchange. Creo will begin reporting the consolidated CreoScitex operations as of April 1, 2000.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to the anticipated cost savings, synergies, and other benefits of the transaction. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) Creo and Heidelberger Druckmaschinen A.G. are unable to reach agreement on any changes to their current joint-venture agreement, which may be necessary in light of the combination of Creo's business with the Scitex Business; (2) the expected cost-savings and synergies cannot be fully realized or take significantly longer to realize than expected; (3) revenues from the Scitex Business are lower than expected or customer attrition and business disruption following the acquisition are greater than expected; (4) the integration of the Scitex Business into Creo's operations is more difficult, time-consuming or expensive than anticipated, or the attrition rate of key employees of the combined business is greater than expected; (5) technological changes or changes in the competitive environment adversely affect the products, market share, revenues or margins of the combined business; or (6) changes in general economic, financial or business conditions adversely affect the combined business or the markets in which it operates.

Creo and the Creo logo are registered trademarks of Creo Products Inc.


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